Exhibit 99.5

WIPRO LIMITED

CIN: L32102KA1945PLC020800 ; Registered Office : Wipro Limited, Doddakannelli, Sarjapur Road, Bengaluru - 560035, India

Website: www.wipro.com ; Email id – info@wipro.com ; Tel: +91-80-2844 0011 ; Fax: +91-80-2844 0054

STATUTORILY AUDITED CONSOLIDATED FINANCIAL RESULTS FOR THE THREE AND SIX MONTHS ENDED

SEPTEMBER 30, 2019 UNDER IFRS (IASB)

(₹ in millions, except share and per share data, unless otherwise stated)

	Particulars	Three months ended			Six months ended		Year ended
		September 30, 2019	June 30, 2019	September 30, 2018	September 30, 2019	September 30, 2018	March 31, 2019
	Income from operations
	a) Revenue	151,256	147,161	145,410	298,417	285,187	585,845
	b) Other operating income	50	699	269	749	2,798	4,344
	c) Foreign exchange gains/(losses), net	591	858	1,217	1,449	1,988	3,215

I	Total income from operations	151,897	148,718	146,896	300,615	289,973	593,404

	Expenses
	a) Purchase of stock-in-trade	1,357	2,984	3,342	4,340	7,992	14,073
	b) (Increase)/Decrease in inventories of finished stock and stock-in-trade	1,443	(233)	(274)	1,210	(747)	(673)
	c) Employee benefit expense	81,266	77,476	74,216	158,742	146,258	299,774
	d) Depreciation, amortization and impairment	4,814	4,955	4,370	9,769	8,707	19,474
	e) Sub-contracting/ technical fees	22,423	22,563	24,318	44,986	46,761	94,725
	f) Facility expenses	5,048	4,733	5,314	9,781	11,148	22,213
	g) Travel	4,549	4,633	4,172	9,182	8,617	17,768
	h) Communication	1,146	1,136	1,133	2,282	2,453	4,561
	i) Legal and professional fees	1,239	1,096	1,278	2,335	2,449	4,361
	j) Marketing and brand building	491	772	565	1,263	1,274	2,714
	k) Lifetime expected credit loss	190	531	904	721	2,043	980
	l) Other expenses	1,196	2,699	6,942	3,896	9,096	13,524

II	Total expenses	125,162	123,345	126,280	248,507	246,051	493,494

III	Finance expenses	2,247	1,584	1,569	3,831	3,218	7,375
IV	Finance and Other Income	6,857	6,947	5,136	13,804	10,333	22,923
V	Share of net profit/(loss) of associates accounted for using the equity method	(2)	(16)	20	(18)	(33)	(43)

VI	Profit before tax [I-II-III+IV+V]	31,343	30,720	24,203	62,063	51,004	115,415

VII	Tax expense	5,731	6,699	5,347	12,430	11,212	25,242

VIII	Net profit for the period [VI-VII]	25,612	24,021	18,856	49,633	39,792	90,173

IX	Total Other comprehensive income	1,302	1,290	2,227	2,592	(408)	1,023

	Total comprehensive income for the period [VIII+IX]	26,914	25,311	21,083	52,225	39,384	91,196

X	Profit for the period attributable to:
	Equity holders of the Company	25,526	23,874	18,889	49,400	40,095	90,031
	Non-controlling Interest	86	147	(33)	233	(303)	142

		25,612	24,021	18,856	49,633	39,792	90,173

	Total comprehensive income for the period attributable to:
	Equity holders of the Company	26,773	25,178	20,971	51,951	39,458	90,945
	Non-controlling Interest	141	133	112	274	(74)	251

		26,914	25,311	21,083	52,225	39,384	91,196

XI	Paid up equity share capital (Face value ₹ 2 per share)	11,426	12,071	9,048	11,426	9,048	12,068
XII	Reserves excluding revaluation reserves and Non-Controlling Interest as per balance sheet of previous accounting period						556,048
XIII	Earnings per share (EPS)
	(Equity shares of par value of ₹ 2/- each)
	(EPS for the three and six months ended period is not annualized)
	Basic (in ₹)	4.30	3.97	3.15	8.27	6.68	14.99
	Diluted (in ₹)	4.29	3.96	3.14	8.25	6.66	14.95

1.

The audited consolidated financial results of the Company for the three and six months ended September 30, 2019 have been approved by the Board of Directors of the Company at its meeting held on October 15, 2019. The Company confirms that its statutory auditors, Deloitte Haskins & Sells LLP have issued audit reports with unmodified opinion on the consolidated financial results.

2.

The above consolidated financial results have been prepared from the interim condensed consolidated financial statements, which are prepared in accordance with International Financial Reporting Standards and its interpretations (“IFRS”), as issued by the International Accounting Standards Board (“IASB”).

3.	Adoption of IFRS 16 – Leases

On April 1, 2019, the Company has adopted IFRS 16, Leases, using modified retrospective method. Accordingly, the comparatives have not been retrospectively adjusted. The adoption of IFRS 16, did not have any material impact on the consolidated results for three and six months ended September 30, 2019.

4.	List of subsidiaries and investments accounted for using equity method as at September 30, 2019 are provided in the table below:

Subsidiaries	Subsidiaries	Subsidiaries	Country of Incorporation
Wipro, LLC			USA
	Wipro Gallagher Solutions, LLC		USA
		Opus Capital Markets Consultants, LLC	USA
		Wipro Promax Analytics Solutions Americas, LLC	USA
	Wipro Insurance Solutions, LLC		USA
	Wipro IT Services, LLC		USA
		HealthPlan Services, Inc. **	USA
		Appirio, Inc. **	USA
		Cooper Software, Inc.	USA
		Infocrossing, LLC	USA
		Wipro US Foundation	USA

Wipro Overseas IT Services Pvt. Ltd			India

Wipro Japan KK			Japan

Wipro Shanghai Limited			China

Wipro Trademarks Holding Limited			India

Wipro Travel Services Limited			India

Wipro Holdings (UK) Limited			U.K.
	Wipro Digital Aps		Denmark
		Designit A/S **	Denmark
	Wipro Europe Limited		U.K.
		Wipro UK Limited	U.K.
	Wipro Financial Services UK Limited		U.K.

	Wipro IT Services S.R.L.		Romania

Wipro IT Services SE (formerly Wipro Cyprus SE)			U.K.
	Wipro Doha LLC #		Qatar
	Wipro Technologies SA DE CV		Mexico
	Wipro Philippines, Inc.		Philippines
	Wipro Holdings Hungary Korlátolt Felelosségu Társaság		Hungary
		Wipro Holdings Investment Korlátolt Felelosségu Társaság	Hungary
	Wipro Information Technology Egypt SAE		Egypt
	Wipro Arabia Co. Limited *		Saudi Arabia
		Women’s Business Park Technologies Limited *	Saudi Arabia
	Wipro Poland SP Z.O.O		Poland
	Wipro IT Services Poland SP Z.O.O		Poland
	Wipro Technologies Australia Pty Ltd		Australia
	Wipro Corporate Technologies Ghana Limited		Ghana
	Wipro Technologies South Africa (Proprietary) Limited		South Africa
		Wipro Technologies Nigeria Limited	Nigeria
	Wipro IT Service Ukraine, LLC		Ukraine
	Wipro Information Technology Netherlands BV.		Netherlands

		Wipro Portugal S.A. **	Portugal
		Wipro Technologies Limited	Russia
		Wipro Technology Chile SPA	Chile
		Wipro Solutions Canada Limited	Canada
		Wipro Information Technology Kazakhstan LLP	Kazakhstan
		Wipro Technologies W.T. Sociedad Anonima	Costa Rica

		Wipro Outsourcing Services (Ireland) Limited	Ireland
		Wipro Technologies VZ, C.A.	Venezuela
		Wipro Technologies Peru S.A.C.	Peru
		Wipro do Brasil Servicos de Tecnologia S.A.	Brazil

		Wipro do Brasil Technologia Ltda **	Brazil
		Wipro Technologies SA	Argentina
	Wipro Technologies S.R.L.		Romania
	PT. WT Indonesia		Indonesia
	Wipro (Thailand) Co. Limited		Thailand
	Wipro Bahrain Limited Co. S.P.C.		Bahrain

	Wipro Gulf LLC		Sultanate of Oman
	Rainbow Software LLC		Iraq
	Cellent GmbH		Germany
		Cellent GmbH	Austria

Wipro Networks Pte Limited			Singapore
	Wipro (Dalian) Limited		China
	Wipro Technologies SDN BHD		Malaysia

Wipro Chengdu Limited			China

Wipro IT Services Bangladesh Limited			Bangladesh

Wipro HR Services India Private Limited			India

*

All the above direct subsidiaries are 100% held by the Company except that the Company holds 66.67% of the equity securities of Wipro Arabia Co. Limited and 55% of the equity securities of Women’s Business Park Technologies Limited are held by Wipro Arabia Co. Limited.

#	51% of equity securities of Wipro Doha LLC are held by a local shareholder. However, the beneficial interest in these holdings is with the Company.

The Company controls ‘The Wipro SA Broad Based Ownership Scheme Trust’, ‘Wipro SA Broad Based Ownership Scheme SPV (RF) (PTY) LTD incorporated in South Africa and Wipro Foundation in India

**	Step Subsidiary details of Wipro Portugal S.A, Wipro do Brasil Technologia Ltda, Designit A/S, HealthPlan Services, Inc. and Appirio, Inc. are as follows:

Subsidiaries	Subsidiaries	Subsidiaries	Country of Incorporation
Wipro Portugal S.A.			Portugal
	Wipro Technologies GmbH		Germany

Wipro do Brasil Technologia Ltda			Brazil
	Wipro Do Brasil Sistemetas De Informatica Ltd		Brazil

Designit A/S			Denmark
	Designit Denmark A/S		Denmark
	Designit Germany GmbH		Germany
	Designit Oslo A/S		Norway
	Designit Sweden AB		Sweden
	Designit T.L.V Ltd.		Israel
	Designit Tokyo Ltd.		Japan
	Designit Spain Digital, S.L		Spain
		Designit Colombia S A S	Colombia
		Designit Peru SAC	Peru

HealthPlan Services, Inc.			USA
	HealthPlan Services Insurance Agency, LLC		USA

Appirio, Inc.			USA
	Appirio, K.K		Japan
	Topcoder, LLC.		USA
	Appirio Ltd		Ireland
		Appirio GmbH	Germany
		Apprio Ltd (UK)	U.K.

As at September 30, 2019 the Company held 43.7% interest in Drivestream Inc, 33% interest in Denim Group Limited and 33.3% in Denim Group Management, LLC, accounted for using the equity method.

The list of controlled trusts are:

Name of the entity	Country of incorporation
Wipro Equity Reward Trust	India
Wipro Foundation	India

5.	Segment Information

Effective October 1, 2018, the Company is organized into the following operating segments: IT Services, IT Products and India State Run Enterprise segment (ISRE).

IT Services: The IT Services segment primarily consists of IT Service offerings to customers organized by industry verticals.

The industry verticals are as follows: Banking, Financial Services and Insurance (BFSI), Health Business unit (Health BU), Consumer Business unit (CBU), Energy, Natural Resources & Utilities (ENU), Manufacturing (MFG), Technology (TECH) and Communications (COMM). Key service offerings to customers includes software application development and maintenance, research and development services for hardware and software design, business application services, analytics, consulting, infrastructure outsourcing services and business process services.

IT Products: The Company is a value-added reseller of desktops, servers, notebooks, storage products, networking solutions and packaged software for leading international brands. In certain total outsourcing contracts of the IT Services segment, the Company delivers hardware, software products and other related deliverables. Revenue relating to the above items is reported as revenue from the sale of IT Products.

India State Run Enterprise segment (ISRE): This segment consists of IT Services offerings to entities/ departments owned or controlled by Government of India and/ or any State Governments.

The Chairman of the Company has been identified as the Chief Operating Decision Maker (CODM) as defined by IFRS 8, “Operating Segments.” The Chairman of the Company evaluates the segments based on their revenue growth and operating income.

Assets and liabilities used in the Company’s business are not identified to any of the operating segments, as these are used interchangeably between segments. Management believes that it is currently not practicable to provide segment disclosures relating to total assets and liabilities since a meaningful segregation of the available data is onerous.

Information on reportable segment for the three months ended September 30, 2019, June 30, 2019 and September 30, 2018, and six months ended September 30, 2019 and September 30, 2018 and the year ended March 31, 2019 is as follows:

Particulars	Three months ended			Six months ended		Year ended
	September 30, 2019	June 30, 2019	September 30, 2018	September 30, 2019	September 30, 2018	March 31, 2019
	Audited	Audited	Audited	Audited	Audited	Audited
Revenue
IT Services
BFSI	45,760	45,395	43,246	91,155	83,240	175,262
Health BU	18,981	18,871	18,352	37,852	36,552	75,081
CBU	23,530	22,366	22,176	45,896	42,771	89,313
ENU	18,888	18,432	18,107	37,320	35,206	72,830
TECH	19,148	18,660	19,581	37,808	39,085	76,591
MFG	11,886	11,336	11,717	23,222	22,964	46,496
COMM	8,368	8,454	8,203	16,822	15,914	32,680

Total of IT Services	146,561	143,514	141,382	290,075	275,732	568,253
IT Products	3,233	2,409	2,876	5,642	6,408	12,312
ISRE	2,069	2,143	2,391	4,212	5,044	8,544
Reconciling Items	(16)	(47)	(22)	(63)	(9)	(49)

Total Revenue	151,847	148,019	146,627	299,866	287,175	589,060

Other operating Income
IT Services	50	699	269	749	2,798	4,344

Total Other Operating Income	50	699	269	749	2,798	4,344

Segment Result
IT Services
BFSI	8,407	9,335	7,867	17,742	15,087	33,831

Health BU	2,863	2,929	2,649	5,792	4,725	8,638
CBU	3,952	3,506	4,214	7,458	6,821	16,828
ENU	3,084	2,196	(2,050)	5,280	681	7,081
TECH	3,624	3,526	4,644	7,150	8,708	15,916
MFG	2,439	2,092	2,276	4,531	3,674	8,327
COMM	1,044	1,518	1,074	2,562	1,833	4,396
Unallocated	1,044	720	310	1,764	1,005	3,142
Other Operating Income	50	699	269	749	2,798	4,344

Total of IT Services	26,507	26,521	21,253	53,028	45,332	102,503

IT Products	149	(407)	(426)	(258)	(1,166)	(1,047)
ISRE	(177)	(636)	(257)	(813)	(368)	(1,829)
Reconciling Items	256	(105)	46	151	124	283

Total	26,735	25,373	20,616	52,108	43,922	99,910
Finance Expense	(2,247)	(1,584)	(1,569)	(3,831)	(3,218)	(7,375)
Finance and Other Income	6,857	6,947	5,136	13,804	10,333	22,923
Share of net profit/ (loss) of associates accounted for using the equity method	(2)	(16)	20	(18)	(33)	(43)

Profit before tax	31,343	30,720	24,203	62,063	51,004	115,415

Notes:

a)	“Reconciling items” includes elimination of inter-segment transactions and other corporate activities.
b)	Revenue from sale of traded cloud-based licenses is reported as part of IT Services revenues.
c)

For the purpose of segment reporting, the Company has included the impact of “foreign exchange gains / (losses), net” in revenues amounting to ₹ 591, ₹ 858 and ₹ 1,217 for the three months ended September 30, 2019, June 30, 2019, and September 30, 2018, respectively, and ₹ 1,449 and ₹ 1,988 for the six months ended September 30, 2019 and September 30, 2018 and ₹ 3,215 for the year ended March 31, 2019, which is reported as a part of “Other income” in the statement of profit and loss.

d)

For evaluating performance of the individual operating segments, stock compensation expense is allocated on the basis of straight-line amortization. The differential impact of accelerated amortization of stock compensation expense, over stock compensation expense allocated to the individual operating segments is reported in reconciling items.

e)

The Company generally offers multi-year payment terms in certain total outsourcing contracts. These payment terms primarily relate to IT hardware, software and certain transformation services in outsourcing contracts. The finance income on deferred consideration earned under these contracts is included in the revenue of the respective segment and is eliminated under reconciling items.

f)

Other Operating income amounting to ₹ 50, ₹ 699 and ₹ 269 is included as part of IT Services segment results for the three months ended September 30, 2019, June 30, 2019, and September 30, 2018, respectively, and ₹ 749 and ₹ 2,798 for the six months ended September 30, 2019 and September 30, 2018 and ₹ 4,344 for the year ended March 31, 2019, Refer Note 6.

g)

Segment results for ENU industry vertical for the period three months and six months ended September 30, 2018, is after considering the impact of ₹ 5,141 ($75 million) paid to National Grid on settlement of a legal claim against the Company.

6.	Other operating income

Six months ended September 30, 2019

During the period ended September 30, 2019, the Company concluded the sale of assets pertaining to Workday and Cornerstone OnDemand business in Portugal, France and Sweden. Gain arising from such transaction ₹ 152 has been recognized under Other operating income.

During the period ended September 30, 2019, the Company has partially met the first-year business targets pertaining to sale of data center business concluded during the year ended March 31, 2019. Change in fair value of the callable units pertaining to achievement of the business targets amounting to ₹ 597 is recognized under Other operating income.

Six months ended September 30, 2018

Sale of hosted data center services business: During the six months ended September 30, 2018, the Company had concluded the divestment of its hosted data center services business.

The calculation of the gain on sale is shown below:

Particulars	Total
Cash considerations (net of disposal costs ₹ 660)	₹	25,098
Less: Carrying amount of net assets disposed (including goodwill of ₹ 13,009)		(26,418)
Add: Reclassification of exchange difference on foreign currency translation		4,131

Gain on sale	₹	2,811

In accordance with the sale agreement, total cash consideration was ₹ 27,790 and the Company paid ₹ 3,766 to subscribe for units issued by the buyer. Units amounting to ₹ 2,032 are callable by the buyer if certain business targets committed by the Company are not met over a period of three years. The fair value of these callable units was estimated to be insignificant as at September 30, 2018. Consequently, the sale consideration accounted of ₹ 24,024 and units amounting to ₹ 1,734 issued by the buyer.

Loss of control in subsidiary: During the six months ended September 30, 2018, the Company had reduced its equity holding from 74% to 11% in Wipro Airport IT Services Limited. The loss/ gain on this transaction is insignificant.

For the Year ended March 31, 2019

Sale of hosted data center services business: During the year ended March 31, 2019, the Company had concluded the divestment of its hosted data center services business.

The calculation of the gain on sale is shown below:

Particulars	Total
Cash considerations (net of disposal costs ₹ 660)	₹	25,432
Less: Carrying amount of net assets disposed (including goodwill of ₹ 13,009)		(26,455)
Add: Reclassification of exchange difference on foreign currency translation		4,131

Gain on sale	₹	3,108

In accordance with the sale agreement, total cash consideration was ₹ 28,124 and the Company paid ₹ 3,766 to subscribe for units issued by the buyer. Units amounting to ₹ 2,032 are callable by the buyer if certain business targets committed by the Company are not met over a period of three years. The fair value of these callable units was estimated to be insignificant as at March 31, 2019. Consequently, the sale consideration accounted of ₹ 24,358 and units amounting to ₹ 1,734 issued by the buyer.

Loss of control in subsidiary: During the year ended March 31, 2019, the Company has reduced its equity holding from 74% to 11% in Wipro Airport IT Services Limited. The loss/ gain on this transaction is insignificant.

Sale of Workday and Cornerstone OnDemand business: During the year ended March 31, 2019, the Company had concluded the Sale of Workday and Cornerstone OnDemand business except in Portugal, France and Sweden.

The calculation of the gain is as shown below:

Particulars	Total
Cash considerations	₹	6,645
Less: Carrying amount of net assets disposed (includes goodwill of ₹ 4,893 and intangible assets of ₹ 740)		5,475
Add: Reclassification of exchange difference on foreign currency translation		79

Gain on sale	₹	1,249

These disposal groups do not constitute a major component of the Company and hence were not classified as discontinued operations.

7.	Business combinations:

On September 30, 2019, the Company has taken over the customer contracts, leased facilities, assets and employees of Vara Infotech Private Limited, through a Business Transfer Agreement for a cash consideration of ₹ 3,321. This transaction will help us deepen our service offerings in BFSI industry vertical. The following table presents the provisional purchase price allocation:

Description	Purchase price allocated
Net assets	₹	336
Customer Relationships		1,044
Customer contract		1,218
Non-compete		30

Total	₹	2,628
Goodwill		693

Total purchase price	₹	3,321

Goodwill comprises of acquired workforce and expected synergies. Goodwill and intangibles are deductible for income tax purposes.

8.	Consolidated Balance Sheet:

	As at March 31, 2019	As at September 30, 2019
ASSETS
Goodwill	116,980	119,674
Intangible assets	13,762	14,870
Property, plant and equipment	70,601	75,190
Right-of-use assets	—	16,223
Financial assets
Derivative assets	173	129
Investments	6,916	8,276
Trade receivables	4,373	4,373
Other financial assets	5,146	4,258
Investments accounted for using the equity method	1,235	1,248
Deferred tax assets	5,604	5,969
Non-current tax assets	20,603	11,128
Other non-current assets	15,872	11,994

Total non-current assets	261,265	273,332

Inventories	3,951	2,681
Financial assets
Derivative assets	4,931	3,485
Investments	220,716	145,717
Cash and cash equivalents	158,529	180,441
Trade receivables	100,489	96,871
Unbilled receivables	22,880	25,948
Other financial assets	14,611	11,732
Contract assets	15,038	16,475
Current tax assets	7,435	2,847
Other current assets	23,086	22,996

	571,666	509,193
Assets held for sale	240	—

Total current assets	571,906	509,193

TOTAL ASSETS	833,171	782,525

EQUITY
Share capital	12,068	11,426
Securities premium reserve	533	1,147
Retained earnings	534,700	478,515
Share-based payment reserve	2,617	2,328
Other components of equity	18,198	21,395

Equity attributable to the equity holders of the Company	568,116	514,811
Non-controlling interest	2,637	1,496

TOTAL EQUITY	570,753	516,307

LIABILITIES
Financial liabilities
Long - term loans and borrowings	28,368	22,119
Lease liabilities	—	10,743
Other financial liabilities	—	5
Deferred tax liabilities	3,417	3,473
Non-current tax liabilities	11,023	11,521
Other non-current liabilities	5,258	5,948
Provisions	2	10

Total non-current liabilities	48,068	53,819

Financial liabilities
Loans, borrowings and bank overdrafts	71,099	72,159
Derivative liabilities	1,310	1,477
Trade payables and accrued expenses	88,304	83,484
Lease liabilities	—	6,231
Other financial liabilities	644	601
Contract liabilities	24,768	18,463
Current tax liabilities	9,541	10,604
Other current liabilities	18,046	18,790
Provisions	638	590

Total current liabilities	214,350	212,399

TOTAL LIABILITIES	262,418	266,218

TOTAL EQUITY AND LIABILITIES	833,171	782,525

9.	Consolidated statement of cash flows:

	Six months ended September 30,
	2018	2019
Cash flows from operating activities:
Profit for the period	39,792	49,633
Adjustments to reconcile profit for the period to net cash generated from operating activities:	—	—
(Gain)/ loss on sale of property, plant and equipment and intangible assets, net	(51)	70
Depreciation and amortization	8,706	9,769
Unrealized exchange loss, net	1,741	3,150
Share based compensation expense	884	899
Share of net (profit)/ loss of associates accounted for using equity method	33	18
Income tax expense	11,212	12,430
Dividend, gain from investments and interest (income)/expenses, net	(8,038)	(11,103)
Gain from sale of business and loss of control in subsidiary, net	(2,798)	(749)
Changes in operating assets and liabilities, net of effects from acquisitions
Trade receivables	(2,766)	4,128
Unbilled receivables and contract assets	(3,928)	(4,126)
Inventories	(645)	1,279
Other assets	(6,708)	(2,455)
Trade payables, accrued expenses, other liabilities and provisions	14,800	(3,897)
Contract liabilities	6,031	(6,403)

Cash generated from operating activities before taxes	58,265	52,643
Income taxes (paid)/ refund, net	(10,869)	3,365

Net cash generated from operating activities	47,396	56,008

Cash flows from investing activities:
Purchase of property, plant and equipment	(10,592)	(11,288)
Proceeds from sale of property, plant and equipment	1,110	325
Purchase of investments	(406,594)	(602,255)
Proceeds from sale of investments	400,989	678,519
Proceeds from sale of hosted data centre services business and loss of control in subsidiary, net of related expenses and cash	25,834	—
Payment for business acquisition	—	(3,230)
Proceeds from sale of business	—	7,459
Interest received	11,314	14,319
Dividend received	185	189

Net cash generated in investing activities	22,246	84,038

Cash flows from financing activities:
Proceeds from issuance of equity shares and shares pending allotment	^	9
Repayment of loans and borrowings	(56,988)	(51,047)
Proceeds from loans and borrowings	26,691	44,572
Repayment of lease liabilities	—	(3,193)
Payment for deferred contingent consideration in respect of business combination	(265)	—
Payment for buy back of shares, including transaction cost	—	(105,298)
Interest paid	(2,434)	(2,473)
Payment of cash dividend to Non-controlling interest	—	(1,415)

Net cash used in financing activities	(32,996)	(118,845)

Net increase in cash and cash equivalents during the period	36,646	21,201
Effect of exchange rate changes on cash and cash equivalents	2,082	621
Cash and cash equivalents at the beginning of the period	40,926	158,525

Cash and cash equivalents at the end of the period	79,654	180,347

^ Value is less than ₹ 1

10.	Buyback of equity shares

During the quarter ended September 30, 2019, the Company concluded the buyback of 323,076,923 equity shares at a price of ₹ 325 per equity share (“Buyback”) as approved earlier by the Board of Directors at their meeting held on April 16, 2019. This has resulted in a total cash outflow of ₹ 105,000. In line with the requirement under the Companies Act 2013, an amount of ₹ 105,000 has been utilized from the retained earnings. Capital redemption reserve (included in other reserves) of ₹ 646 (representing the nominal value of the equity shares bought back) has been created as an apportionment from retained earnings. Consequent to the Buyback, the paid-up equity share capital stands reduced by ₹ 646.

11. On June 4, 2019, the Company entered into a definitive agreement to acquire International TechneGroup Incorporated, a global digital engineering and manufacturing solutions company for a consideration of US$ 45 million. The acquisition was subject to customary closing conditions and regulatory approvals. Subsequently, the acquisition was concluded on October 3, 2019.

By order of the Board,	For, Wipro Limited

Place: Bengaluru	Rishad A Premji	Abidali Z Neemuchwala
Date: October 15, 2019	Chairman	Chief Executive Officer & Managing Director